AMENDED REVOLVING CREDIT
AND TERM LOAN AGREEMENT
dated as of
September 11, 2002
among
ELECTRONIC DATA SYSTEMS CORPORATION,
The Lenders Party Hereto
and
CITIBANK, N.A.,
as Administrative Agent

_____

BANK OF AMERICA, N.A.,
as Syndication Agent
BANC OF AMERICA SECURITIES and
SALOMON SMITH BARNEY,
as Co-Lead Arrangers
JPMORGAN CHASE BANK,
CREDIT SUISSE FIRST BOSTON and
SOCIETE GENERALE,
as Co-Documentation Agents

AMENDED REVOLVING CREDIT AND TERM LOAN AGREEMENT dated as of September 11, 2002 (this "Amendment"), among ELECTRONIC DATA SYSTEMS CORPORATION, a Delaware corporation ("EDS"), the lenders listed on the signature pages hereof (the "Lenders"), and CITIBANK, N.A., as administrative agent for the Lenders (the "Administrative Agent").

W I T N E S S E T H:

WHEREAS, certain of the parties hereto have heretofore entered into a Revolving Credit and Term Loan Agreement dated as of September 15, 1999, as amended as of September 13, 2000, and further amended as of September 12, 2001 (the "Agreement");

WHEREAS, at the date hereof, there are no Loans outstanding under the Agreement; and

WHEREAS, the parties hereto desire to amend the Agreement as set forth herein with the amendments specified below.

NOW, THEREFORE, the parties hereto agree as follows:

SECTION 1. <u>Definitions; References.</u> Unless otherwise specifically defined herein, each term used herein which is defined in the Agreement shall have the meaning assigned to such term in the Agreement. Each reference to "hereof", "hereunder", "herein" and "hereby" and each other similar reference and each reference to "this Agreement" and each other similar reference contained in the Agreement shall from and after the date hereof refer to the Agreement as amended hereby.

SECTION 2. <u>Amendment to Section 1.1.</u> (a) The definition of "Applicable Margin" in Section 1.1 of the Agreement is hereby amended by restating such definition in its entirety as follows:

<u>Applicable Margin</u>, with respect to the calculation of the Eurodollar Rate on Committed Loans, the CD Rate on Committed Loans, utilization fees, facility fees, the Eurodollar Rate on Term Loans and the CD Rate on Term Loans, means the applicable rate per annum set forth below (each such rate is expressed as one-hundredths of one percent per annum) under the caption "Eurodollar Spread for Committed Loans", "CD Spread for Committed Loans", "Facility Fee", "Utilization Fee", "Eurodollar Spread for Term Loans" and "CD Spread for Term Loans", as the case may be, based upon the Ratings:

| Ratings | Eurodollar Spread for Committed Loans | CD Spread for Committed Loans | Facility Fee | Utilization Fee | Eurodollar Spread for Term Loans | CD Spread for Term Loans |
|---|---|---|---|---|---|---|
| Level I<br>A+ or greater by S&P<br>A1 or greater by Moody's | 20.0 | 32.5 | 5.0 | 5.0 | 45.0 | 57.5 |
| Level II<br>A by S&P<br>A2 by Moody's | 25.0 | 37.5 | 7.5 | 7.5 | 50.0 | 62.5 |
| Level III<br>A- by S&P<br>A3 by Moody's | 30.0 | 42.5 | 10.0 | 10.0 | 55.0 | 67.5 |
| Level IV<br>BBB+ by S&P<br>Baa1 by Moody's | 50.0 | 62.5 | 12.5 | 12.5 | 75.0 | 87.5 |
| Level V<br>BBB or less by S&P<br>Baa2 or less by Moody's | 57.5 | 70.0 | 15.0 | 15.0 | 82.5 | 95.0 |

For purposes of the foregoing, (i) if the Ratings in effect on any date fall in different Levels, the Applicable Margin shall be determined on such date by reference to the superior (numerically lower) Level, unless the Ratings differ by more than one Level, in which case the applicable Level shall be the Level next below the superior (numerically lower) of the two; (ii) if either Moody's or S&P shall not have in effect a Rating (other than because such rating agency shall no longer be in the business of rating corporate debt obligations), then such rating agency will be deemed to have established a Rating in Level V; and (iii) if any rating established or deemed to have been established by Moody's or S&P shall be changed (other than as a result of a change in the rating system of either Moody's or S&P), such change shall be effective as of the day after the date on which such change is first announced by the rating agency making such change. Each change in the Applicable Margin shall apply during the period commencing on the effective date of such change and ending on the date immediately preceding the effective date of the next such change. If the rating system of either Moody's or S&P shall change, or if either such rating agency shall cease to be in the business of rating corporate debt obligations, EDS and the Lenders shall negotiate in good faith to amend the references to specific ratings in this definition to reflect such changed rating system or the non-availability of Ratings from such rating agency.

(b) The definition of "Availability Date" in Section 1.1 of the Agreement is hereby amended by restating such definition in its entirety as follows:

Availability Date means September 11, 2002.

(c) The following definitions are hereby added to Section 1.1 in the appropriate alphabetical order:

Moody's means Moody's Investors Service, Inc.

Ratings means the ratings of Moody's and S&P applicable to the senior unsecured long-term debt obligations of EDS.

S&P means Standard & Poor's Ratings Group, a division of McGraw-Hill, Inc.

SECTION 3. <u>Amendment to Section 2.5(b).</u> Section 2.5(b) of the Agreement is hereby amended by replacing the text "second anniversary" in such Section with the text "first anniversary".

SECTION 4. <u>Amendment to Section 4.1.</u> Section 4.1 of the Agreement is hereby amended by replacing the text "at a rate of 0.05 percent per annum," with the text "at the rate provided for facility fees under the definition of Applicable Margin,".

SECTION 5. <u>Amendment to Section 4.2.</u> Section 4.2 of the Agreement is hereby amended by replacing the text "Such utilization fee shall be calculated as a 0.050 percent per annum increase in the interest rate of" with the text "Such utilization fee shall be calculated at the rate provided for utilization fees under the definition of Applicable Margin and shall increase the interest rate by such amount for".

SECTION 6. <u>Amendment to Section 6.1(d).</u> Section 6.1(d) of the Agreement is hereby amended by (a) replacing the text "December 31, 2000" in such Section with the text "December 31, 2001" and (b) replacing the text "Between the date or dates of such Financial Statements and the date hereof, there has been no material adverse change in the financial condition of EDS and its consolidated Subsidiaries" in such Section with the text "Since the date or dates of such Financial Statements, there has been no material adverse change in the financial condition of EDS and its consolidated Subsidiaries".

SECTION 7. <u>Amendment to Section 10.10 and Cover Page</u>. (a) Section 10.10 of the Agreement is hereby amended by replacing the first sentence thereof with the following text "None of the Persons identified on the cover page or signature pages of this Agreement as a Syndication Agent, Co-Lead Arranger or Co-Documentation Agent shall have any right, power, obligation, liability, responsibility or duty, including, without limitation, any fiduciary duty, under this Agreement other than as a Lender hereunder."

(b) The cover page to the Agreement shall be amended and restated in its entirety as set forth on the cover page hereof.

SECTION 8. <u>Amendment to Section 11.4.</u> The address of the Administrative Agent referenced in Section 11.4 of the Agreement shall be replaced in its entirety with the following text:

FOR NOTICES UNDER <u>ARTICLES II</u> AND <u>III</u> AND <u>SECTION 4.3</u>:

Citibank, N.A.
Global Loan Support Services
Two Penns Way, Suite 200
New Castle, Delaware 19720
Attention: Mr. Leonard Sarcona
Telecopy No.: (302) 894-6120
Telephone No.: (302) 894-6003

FOR ALL OTHER NOTICES:

Citbank, N.A.
388 Greenwich Street, 21st Floor
New York, NY 10013
Attention: Mr. James M. Walsh

Telecopy No: (212) 816-8112
Telephone No: (212) 816-8747

SECTION 9.  Amendment to Section 11.12(c).  Section 11.12(c) of the Agreement is hereby amended by replacing the text "and shall not exceed fifty percent (50%)" in such Section with the text "up to one hundred percent (100%)"

SECTION 10.  Amendment to Section 11.17.  Section 11.17 of the Agreement is hereby amended by adding the following text at the end of the first sentence thereof:  "To the extent permitted by applicable law, neither EDS nor any other Borrower shall assert, and EDS and each other Borrower hereby waives, any claim against any Indemnitee, on any theory of liability, for special, indirect, consequential or punitive damages (as opposed to direct or actual damages) arising out of, in connection with, or as a result of, this Agreement or any agreement or instrument contemplated hereby, any Loan or the use of the proceeds thereof."

SECTION 11.  Amendment to Schedule 2.  Schedule 2 to the Agreement shall be amended and restated to read in its entirety as set forth in the schedule annexed hereto as Schedule 2.  EDS hereby confirms that the guaranty by EDS of the obligations of each Designated EDS Affiliate set forth on Schedule 2 may reasonably be expected to benefit, directly or indirectly, EDS.

SECTION 12.  Changes in Commitments.  With effect from and including the date this Amendment becomes effective in accordance with Section 14 hereof,

(a) each Person listed on the signature pages hereof which is not a party to the Agreement shall become a Lender party to the Agreement;

(b) the Commitment of each Lender shall be the amount set forth opposite the name of such Lender on the schedule annexed hereto as Schedule 1; and

(c) Schedule 1 to the Agreement shall be amended and restated to read in its entirety as set forth in the schedule annexed hereto as Schedule 1 and those Lenders that do not execute this Amendment shall upon the effectiveness of this Amendment cease to be a Lender party to the Agreement, and all accrued fees and other amounts payable under the Agreement for the account of such Lender shall be due and payable on such date.

SECTION 13.  Representations and Warranties.  EDS represents and warrants to each of the Lenders that:

(a) This Amendment has been duly authorized, executed and delivered by EDS and constitutes its legal, valid and binding obligation, enforceable in accordance with its terms, except as enforceability may be limited by applicable Debtor Relief Laws.

(b) The representations and warranties set forth in Article VI of the Agreement, after giving effect to this Amendment, are true and correct in all material respects on the date hereof with the same effect as if made on the date hereof, except to the extent such representations and warranties expressly and exclusively relate to an earlier date.

(c) Before and after giving effect to this Amendment, no Default or Event of Default has occurred and is continuing.

SECTION 14.  Conditions to Effectiveness.  This Amendment shall become effective as of September 11, 2002 (the "Effective Date"), upon the occurrence of the following conditions precedent:

(a) The Administrative Agent shall have received counterparts of this Amendment which, when taken together, bear the signatures of all the parties hereto.

(b) The Administrative Agent shall have received, on behalf of itself and the Lenders, a favorable written opinion of counsel to EDS, substantially to the effect set forth in Exhibit L of the Agreement but referring to this Amendment, such opinion (i) dated the date hereof, (ii) addressed to the Administrative Agent and the Lenders, and (iii) covering such other matters relating to this Amendment and the transactions contemplated hereby as the Administrative Agent shall reasonably request, and EDS hereby instructs such counsel to deliver such opinion.

(c) New Notes shall be executed by EDS for each Lender having a Commitment that differs from its Commitment prior to the date this Amendment becomes effective, each substantially in the form of Exhibit A-1 to the Agreement, except for appropriate changes to reflect this Amendment.

(d) All legal matters incident to this Amendment and the borrowings and extensions of credit under the amended Agreement shall be satisfactory to the Lenders and to Cravath, Swaine & Moore, counsel for the Administrative Agent.

(e) The Administrative Agent shall have received on the date hereof (i) a copy of the certificate or articles of incorporation, including all amendments thereto, of EDS, certified as of a recent date by the Secretary of State of the State of Delaware, and a certificate as to the good standing of EDS as of a recent date from such Secretary of State and (ii) a certificate of the Secretary or Assistant Secretary of EDS dated the date hereof substantially in the form of Exhibit N to the Agreement, but referring to this Amendment.

(f) The Administrative Agent shall have received all fees and other amounts due and payable on or prior to the date hereof, including, to the extent invoiced, reimbursement or payment of all out-of-pocket expenses required to be reimbursed or paid by EDS hereunder.

SECTION 15.  Guaranty.  EDS hereby confirms and agrees that the Guaranty is and, after the effectiveness of this Amendment, shall continue to be, in full force and effect.

SECTION 16.  Applicable Law.  THIS AMENDMENT SHALL BE CONSTRUED IN ACCORDANCE WITH AND GOVERNED BY THE LAWS OF THE STATE OF NEW YORK WITHOUT GIVING EFFECT TO THE CONFLICTS OF LAW PRINCIPLES THEREOF.

SECTION 17.  Counterparts.  This Amendment may be executed in two or more counterparts, each of which shall constitute an original but all of which when taken together shall constitute but one contract. Delivery of an executed signature page of this Amendment by facsimile transmission shall be effective as delivery of a manually executed counterpart hereof.

SECTION 18.  Expenses.  EDS agrees to reimburse Banc of America Securities LLC for its out-of-pocket expenses in connection with this Amendment, including the reasonable fees, charges and disbursements of Cravath, Swaine & Moore, counsel for the Lenders.

[The remainder of this page is intentionally left blank.]

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed by their respective authorized officers as of the day and year first written above.

ELECTRONIC DATA SYSTEMS CORPORATION,

by      /s/ ANTHONY C. GLASBY
Name:  Anthony C. Glasby
Title:   Assistant Treasurer

CITIBANK, N.A., individually
and as Administrative Agent,

by     /s/ MARISA H. MESROPIAN
        Name:  Marisa H. Mesropian
        Title:   Vice President

SIGNATURE PAGE TO THE AMENDED REVOLVING CREDIT AND TERM LOAN AGREEMENT DATED AS OF SEPTEMBER 11, 2002,  AMONG ELECTRONIC DATA SYSTEMS CORPORATION, A DELAWARE CORPORATION, THE LENDERS LISTED ON THE  SIGNATURE PAGES HEREOF, AND CITIBANK, N.A., AS ADMINISTRATIVE AGENT.


Name of Institution:  Citibank, N.A.

by          /s/   MARISA H. MESROPIAN
Name:  Marisa H. Mesropian
Title:    Vice President

SIGNATURE PAGE TO THE AMENDED
REVOLVING CREDIT AND TERM LOAN
AGREEMENT DATED AS OF
SEPTEMBER 11, 2002,  AMONG
ELECTRONIC DATA SYSTEMS
CORPORATION, A DELAWARE
CORPORATION, THE LENDERS LISTED
ON THE  SIGNATURE PAGES HEREOF,
AND CITIBANK, N.A., AS
ADMINISTRATIVE AGENT.

Name of Institution:  <u>Bank of America</u>

by  <u>/s/    ROBERT MAURIELLO</u>
Name:  Robert Mauriello
Title:    Principal

SIGNATURE PAGE TO THE AMENDED
REVOLVING CREDIT AND TERM LOAN
AGREEMENT DATED AS OF
SEPTEMBER 11, 2002,  AMONG
ELECTRONIC DATA SYSTEMS
CORPORATION, A DELAWARE
CORPORATION, THE LENDERS LISTED
ON THE  SIGNATURE PAGES HEREOF,
AND CITIBANK, N.A., AS
ADMINISTRATIVE AGENT.


Name of Institution:  <u>JP MORGAN CHASE BANK</u>


by<u>   /s/   TRACEY NAVIN EWING          </u>
 Name:  Tracey Navin Ewing
 Title:    Vice President

SIGNATURE PAGE TO THE AMENDED
REVOLVING CREDIT AND TERM LOAN
AGREEMENT DATED AS OF
SEPTEMBER 11, 2002, AMONG
ELECTRONIC DATA SYSTEMS
CORPORATION, A DELAWARE
CORPORATION, THE LENDERS LISTED
ON THE  SIGNATURE PAGES HEREOF,
AND CITIBANK, N.A., AS
ADMINISTRATIVE AGENT.


Name of Institution:  <u>CREDIT SUISSE FIRST BOSTON</u>

by_____/s/____BILL O'DALY_____
 Name:  Bill O'Daly
 Title:   Director

by_____/s/____GUY M. BARON_____
 Name:  Guy M. Baron
 Title:    Associate

SIGNATURE PAGE TO THE AMENDED
REVOLVING CREDIT AND TERM LOAN
AGREEMENT DATED AS OF
SEPTEMBER 11, 2002,  AMONG
ELECTRONIC DATA SYSTEMS
CORPORATION, A DELAWARE
CORPORATION, THE LENDERS LISTED
ON THE  SIGNATURE PAGES HEREOF,
AND CITIBANK, N.A., AS
ADMINISTRATIVE AGENT.


Name of Institution:  <u>SOCIETE GENERALE</u>

by____<u>/s/   KIMBERLY A. METZGER</u>_____
Name:  Kimberly A. Metzger
Title:    Vice President

SIGNATURE PAGE TO THE AMENDED
REVOLVING CREDIT AND TERM LOAN
AGREEMENT DATED AS OF
SEPTEMBER 11, 2002,  AMONG
ELECTRONIC DATA SYSTEMS
CORPORATION, A DELAWARE
CORPORATION, THE LENDERS LISTED
ON THE  SIGNATURE PAGES HEREOF,
AND CITIBANK, N.A., AS
ADMINISTRATIVE AGENT.

Name of Institution:  <u>Merrill Lynch Bank USA</u>

by  <u>  /s/    D. KEVIN IMLAY            </u>
Name:  D. Kevin Imlay
Title:    Senior Credit Officer

SIGNATURE PAGE TO THE AMENDED
REVOLVING CREDIT AND TERM LOAN
AGREEMENT DATED AS OF
SEPTEMBER 11, 2002,  AMONG
ELECTRONIC DATA SYSTEMS
CORPORATION, A DELAWARE
CORPORATION, THE LENDERS LISTED
ON THE  SIGNATURE PAGES HEREOF,
AND CITIBANK, N.A., AS
ADMINISTRATIVE AGENT.


Name of Institution:  BNP PARIBAS


by_____/s/___HENRY SETINA_____
 Name:  Henry Setina
 Title:    Director

by_____/s/___JEFF TEBEAUX_____
 Name:  Jeff Tebeaux
 Title:    Associate

SIGNATURE PAGE TO THE AMENDED
REVOLVING CREDIT AND TERM LOAN
AGREEMENT DATED AS OF
SEPTEMBER 11, 2002,  AMONG
ELECTRONIC DATA SYSTEMS
CORPORATION, A DELAWARE
CORPORATION, THE LENDERS LISTED
ON THE  SIGNATURE PAGES HEREOF,
AND CITIBANK, N.A., AS
ADMINISTRATIVE AGENT.


Name of Institution:  DRESDNER BANK AG, NEW YORK
                                  AND GRAND CAYMAN BRANCHES


by   /s/     J. MICHAEL LEFFLER
Name:  J. Michael Leffler
Title:    Managing Director

by   /s/     MICHAEL S. GREENBERG
Name:  Michael S. Greenberg
Title:    Vice President

SIGNATURE PAGE TO THE AMENDED
REVOLVING CREDIT AND TERM LOAN
AGREEMENT DATED AS OF
SEPTEMBER 11, 2002,  AMONG
ELECTRONIC DATA SYSTEMS
CORPORATION, A DELAWARE
CORPORATION, THE LENDERS LISTED
ON THE  SIGNATURE PAGES HEREOF,
AND CITIBANK, N.A., AS
ADMINISTRATIVE AGENT.


Name of Institution:  <u>Key Corporate Capital, Inc.</u>


by<u>    /s/     ROBERT W. BOSWELL            </u>
Name:  Robert W. Boswell
Title:    Vice President

SIGNATURE PAGE TO THE AMENDED
REVOLVING CREDIT AND TERM LOAN
AGREEMENT DATED AS OF
SEPTEMBER 11, 2002,  AMONG
ELECTRONIC DATA SYSTEMS
CORPORATION, A DELAWARE
CORPORATION, THE LENDERS LISTED
ON THE  SIGNATURE PAGES HEREOF,
AND CITIBANK, N.A., AS
ADMINISTRATIVE AGENT.


Name of Institution:  <u>The Bank of New York</u>


by   /s/   DAVID T. SUNDERWIRTH
Name:  David T. Sunderwirth
Title:    Vice President

SIGNATURE PAGE TO THE AMENDED
REVOLVING CREDIT AND TERM LOAN
AGREEMENT DATED AS OF
SEPTEMBER 11, 2002, AMONG
ELECTRONIC DATA SYSTEMS
CORPORATION, A DELAWARE
CORPORATION, THE LENDERS LISTED
ON THE SIGNATURE PAGES HEREOF,
AND CITIBANK, N.A., AS
ADMINISTRATIVE AGENT.


Name of Institution: The Royal Bank of Scotland plc


by    /s/    JULIAN DAKIN
Name:  Julian Dakin
Title:    Senior Vice President

SIGNATURE PAGE TO THE AMENDED
REVOLVING CREDIT AND TERM LOAN
AGREEMENT DATED AS OF
SEPTEMBER 11, 2002,  AMONG
ELECTRONIC DATA SYSTEMS
CORPORATION, A DELAWARE
CORPORATION, THE LENDERS LISTED
ON THE  SIGNATURE PAGES HEREOF,
AND CITIBANK, N.A., AS
ADMINISTRATIVE AGENT.


Name of Institution:  Wachovia Bank, N.A.


by    /s/    ROBERT WILSON
Name:  Robert Wilson
Title:    Vice President

SIGNATURE PAGE TO THE AMENDED
REVOLVING CREDIT AND TERM LOAN
AGREEMENT DATED AS OF
SEPTEMBER 11, 2002,  AMONG
ELECTRONIC DATA SYSTEMS
CORPORATION, A DELAWARE
CORPORATION, THE LENDERS LISTED
ON THE  SIGNATURE PAGES HEREOF,
AND CITIBANK, N.A., AS
ADMINISTRATIVE AGENT.


Name of Institution:  <u>The Bank of Tokyo-Mitsubishi, Ltd.</u>


by<u>   /s/     J.M. MEARNS                                    </u>
Name:  J.M. Mearns
Title:    VP & Manager

SIGNATURE PAGE TO THE AMENDED
REVOLVING CREDIT AND TERM LOAN
AGREEMENT DATED AS OF
SEPTEMBER 11, 2002,  AMONG
ELECTRONIC DATA SYSTEMS
CORPORATION, A DELAWARE
CORPORATION, THE LENDERS LISTED
ON THE  SIGNATURE PAGES HEREOF,
AND CITIBANK, N.A., AS
ADMINISTRATIVE AGENT.


Name of Institution:  Fleet National Bank


by   /s/    DEBRA E. DELVECCHIO
Name:  Debra E. DelVecchio
Title:    Director

SIGNATURE PAGE TO THE AMENDED
REVOLVING CREDIT AND TERM LOAN
AGREEMENT DATED AS OF
SEPTEMBER 11, 2002,  AMONG
ELECTRONIC DATA SYSTEMS
CORPORATION, A DELAWARE
CORPORATION, THE LENDERS LISTED
ON THE  SIGNATURE PAGES HEREOF,
AND CITIBANK, N.A., AS
ADMINISTRATIVE AGENT.


Name of Institution:  STATE STREET BANK AND TRUST COMPANY


by    /s/      C. JAYNELLE A. LANDY
Name:  C. Jaynelle A. Landy
Title:    Assistant Vice President